UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March, 2008
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
March 20, 2008

	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

     The Management Proxy Circular of Neurochem Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 133-142770).

NEUROCHEM INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
     NOTICE is hereby given that the annual and special meeting (the “Meeting”) of shareholders of Neurochem Inc. (the “Corporation”) will be held at the Montreal Museum of Fine Arts, 1379 Sherbrooke Street West (Michal and Renata Hornstein Pavilion), Montreal, Quebec H3G 1J5, Canada, on April 15, 2008, at 10:00 AM, Montreal time, for the following purposes:
(i)	to receive and consider the annual report of the directors to the shareholders and the financial statements of the Corporation for the financial year ended December 31, 2007, and the report of the auditors thereon;

(ii)	to elect directors for the ensuing year;

(iii)	to ratify and confirm the resolution approving the unallocated options under the Amended and Restated Stock Option Plan of the Corporation;

(iv)	to adopt the resolution approving the change in the Corporation’s name from “Neurochem Inc.” to “BELLUS Health Inc.”;

(v)	to appoint KPMG llp, Chartered Accountants, as auditors of the Corporation and to authorize the Audit Committee to fix the auditors’ remuneration; and

(vi)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.
DATED at Laval, Quebec, Canada, March 12, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

David Skinner Corporate Secretary
SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A PROXY FORM. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY FORM AND MAIL IT TO THE CORPORATION, C/O COMPUTERSHARE INVESTOR SERVICES INC., IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING PROXY CIRCULAR FOR ADDITIONAL PARTICULARS.

MANAGEMENT PROXY CIRCULAR
     This proxy circular is furnished in connection with the solicitation by the management of Neurochem Inc. (the “Corporation”) of proxies to be voted at the annual and special meeting of shareholders of the Corporation (the “Meeting”), to be held at the Montreal Museum of Fine Arts, 1379 Sherbrooke Street West (Michal and Renata Hornstein Pavilion), Montreal, Quebec H3G 1J5, Canada, on Tuesday, April 15, 2008, at 10:00 AM, Montreal time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at March 11, 2008, and all dollar amounts and references to $ are to Canadian dollars.
SOLICITATION OF PROXIES
     The enclosed proxy is being solicited by the management of the Corporation and the expenses of solicitation of proxies will be borne by the Corporation. The solicitation will be made primarily by mail; however, officers and regular employees of the Corporation may also solicit proxies by telephone, telecopier, electronic mail or in person.
APPOINTMENT AND REVOCATION OF PROXIES
     The persons named in the enclosed form of proxy are directors or officers of the Corporation. Each shareholder is entitled to appoint any other person to represent him at the Meeting, and at any adjournment thereof.
     A shareholder desiring to appoint another person (who need not be a shareholder) to represent him at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the form of proxy and by inserting such person’s name therein or by completing another proper form of proxy and, in either case, sending the completed proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.
     A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder or by his attorney duly authorized in writing, or if the shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Corporation, c/o Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, at any time up to and including the close of business two business days preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the proxy’s authority.

REGISTERED SHAREHOLDERS
     Holders of common shares of the capital of the Corporation (the “Common Shares”) listed as shareholders at the close of business on March 14, 2008, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.
NON-REGISTERED SHAREHOLDERS
     The names of the shareholders whose shares are held in the name of a broker or another intermediary will not appear on the list of shareholders of the Corporation. If you are not a registered shareholder of the Corporation, in order to vote you must obtain the material relating to the Meeting from your broker or other intermediary, complete the request for voting instructions sent to you by the broker or other intermediary and follow the directions of the broker or other intermediary with respect to voting procedures.
     In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators (the “CSA”) entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered holders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and often use a service company (such as Broadridge Financial Solutions in Canada) to permit you, if you are not a registered shareholder, to direct the voting of the Common Shares which you beneficially own. If you are a non-registered shareholder of the Corporation, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered shareholder of the Corporation, you should submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received, from your intermediary or broker, by Computershare Investor Services Inc. on behalf of the Corporation, as set forth under the heading “Appointment and Revocation of Proxies”.
VOTING OF PROXIES
     The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.
In the absence of such directions, such shares will be voted:

a.	FOR the election as directors of those persons hereinafter named as management’s nominees;

b.	FOR the ratification and confirmation of the resolution approving the unallocated options under the Amended and Restated Stock Option Plan of the Corporation (the “Plan”), the whole as more fully set forth in Schedule A hereto;

c.	FOR the adoption of the resolution approving the change in the Corporation’s name from “Neurochem Inc.” to “BELLUS Health Inc.”, the whole as more fully set forth in Schedule D hereto; and

d.	FOR the appointment of KPMG llp, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix the auditors’ remuneration.

     All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the shareholders entitled to vote thereon.
     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
     As March 11, 2008, 48,848,095 Common Shares were issued and outstanding, each such share entitling the holder thereof to one vote.
     To the knowledge of the directors and officers of the Corporation, as at March 11, 2008, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares of the Corporation carrying 10% or more of the voting rights attached to all outstanding voting shares of the Corporation, except as follows:

Name	Number of Common Shares		Percentage of class
Picchio Pharma Inc. (“Picchio Pharma”)	11,419,368	(1)	23.4%
NOTES:

(1)	Picchio Pharma owns 351,000 of these Common Shares and P.P. Luxco Holdings II S.A.R.L., a wholly-owned subsidiary of Picchio Pharma, owns 11,068,368 of these Common Shares. The holdings and purchases of Common Shares by Picchio Pharma through P.P. Luxco Holdings II S.A.R.L. are referred to in and for the purposes of this management proxy circular as being holdings and purchases of Picchio Pharma.
ELECTION OF DIRECTORS
     Twelve directors are to be elected at the Meeting. The Board recommends that shareholders vote for the election of the nominees whose names are set forth below. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the election of the nominees whose names are set forth below unless otherwise directed by the shareholders appointing them.
     Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular shareholder to withhold its shares from voting with respect to the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation. Eleven of the twelve persons named in the table below are now members of the Board of Directors of the Corporation (the “Board”) and have been during the period indicated.

     The following table states the names of all the persons proposed by management to be nominated for election as directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Corporation (if any), the period during which each proposed nominee has served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

					Number of
					Common
				Period	Shares
				During	Beneficially
				Which	Owned,
Name and Municipality				Served as a	Controlled
of Residence	Age	Principal Occupation	Office	Director	or Directed(1)
Dr. Francesco Bellini, O.C.(2), (3)	60	Chairman, President and Chief	Chairman of the	2002-2008	__ (4)
Calgary, Alberta, Canada		Executive Officer	Board, President
		of the Corporation	and Chief Executive
			Officer

John Bernbach(8)	64	President of NTM (Not Traditional	Director	2007-2008	Nil
New York, New York, United States		Media) Inc. (a marketing advisory company)(6)

Dr. Colin Bier (7)	62	Consultant	Director	1996-2008	12,900
Montreal, Quebec, Canada

André R. Desmarais, O.C.(3), (5)	51	President & Co-Chief Executive Officer,	Director	2006-2008	150,000
Montreal, Quebec, Canada		Power Corporation of Canada (a
		diversified management and holding
		company)

Hélène F. Fortin, CA	51	Partner, CGF CA, Chartered Accountant	Director	—	Nil
St-Lambert, Quebec, Canada

Neil Flanzraich(3), (8), (9)	64	Consultant(10)	Director	2006-2008	200,000
Miami, Florida, United States

Peter Kruyt(2), (5)	52	President, Power Technology Investment	Director	2002-2008	68,000
Montreal, Quebec, Canada		Corporation (a technology holding
		company)

François Legault(2), (5)	51	President and Chief Operating Officer,	Director	2004-2008	10,000
Montreal, Quebec, Canada		ViroChem Pharma Inc.
		(a biopharmaceutical company)

John Molloy(5)	54	President and Chief Executive Officer,	Director	1994-2008	10,200
Kingston, Ontario, Canada		Parteq Research and Development
		Innovations, Queen's University
		(a university technology transfer
		organization)

Calin Rovinescu(3), (8)	52	Senior Principal of Genuity Capital	Director	2006-2008	10,000
Montreal, Quebec, Canada		Markets (an independent investment
		dealer)(11)

Graeme K. Rutledge(7)	66	Consultant	Director	2003-2008	3,200
Perth, Ontario, Canada

Dr. Emil Skamene(8)	66	Professor of Medicine and Director,	Director	2002-2008	Nil
Montreal, Quebec, Canada		Centre for the Study of Host
		Resistance, McGill
		University

NOTES:

(1)	The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective candidates individually as at March 11, 2008.

(2)	Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma’s right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to it concurrently). Dr. Bellini and Messrs. Kruyt and Legault are the current nominees of Picchio Pharma.

(3)	Member of the Executive Committee.

(4)	Dr. Bellini holds, directly, 178,541 Common Shares. Dr. Bellini is a beneficiary of the FMRC Family Trust (“FMRC”) which holds 250,000 Common Shares. 140,000 Common Shares are currently issuable to Dr. Bellini pursuant to the Performance Target Agreement (as defined herein).

(5)	Member of the Nominating and Corporate Governance Committee.

(6)	Between August 2000 and June 2003, Mr. Bernbach was a partner at Barnet-Bernbach-Carduner LLC, a venture capital company.

(7)	Member of the Audit Committee.

(8)	Member of the Compensation Committee.

(9)	Mr. Flanzraich is the Lead Director of the Corporation.

(10)	Until February 2006, Mr. Flanzraich was Vice-Chairman and President of Ivax Corporation, a pharmaceutical company.

(11)	Mr. Rovinescu served as Executive Vice-President of Air Canada between April 2000 and April 2004, in addition to serving as its Chief Restructuring Officer from April, 2003.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
     To the knowledge of the directors and officers of the Corporation, except for Mr. John Bernbach, who was non-executive Chairman of Sportsworld Media Group plc from 2000 to 2002, Mr. François Legault, who was a director and Chairman of Avance Pharma Inc. from Fall 2001 to July 9, 2004 and Mr. Calin Rovinescu, who was Executive Vice-President of Air Canada between April 2000 and April 2004, in addition to serving as its Chief Restructuring Officer from April 2003, no proposed director of the Corporation:
(a)	is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director, chief executive officer or chief financial officer of any company, that,
(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or
(b)	is, as at the date of this proxy circular, or has been within 10 years before the date of this proxy circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.
     Sportsworld Media Group plc breached the listing rules of the London Stock Exchange by failing to notify the market of changes in its business performance and expectations as to its pre-tax profit (“PTP”) until the end of January 2002, despite having been aware of the situation since December 24, 2001. Management accounts to this effect prepared between September 27, 2001 and January 25, 2002 were not communicated to Mr. Bernbach and the other non-executive members of the Sportsworld Media Group plc board until January 25, 2002. As soon as the board was made aware of the change in expectations, a trading statement was prepared and issued announcing reduced full year PTP expectations.
     As a result of the breach, Sportsworld Media Group plc’s listing was suspended on April 2, 2002 pending announcement of its interim results and on April 10, 2002, administrative receivers were appointed. To the best of Mr. Bernbach’s knowledge, Sportsworld Media Group plc remains under administrative receivership.

     Mr. Legault was advised on January 31, 2006 that Avance Pharma Inc. made a proposal to creditors under the Companies’ Creditors Arrangement Act (CCAA) on June 15, 2005.
     Air Canada successfully emerged from proceedings under the CCAA and was restructured pursuant to a plan of arrangement in September 2004. Mr. Rovinescu has not been Executive Vice-President and Chief Restructuring Officer of Air Canada since April 2004.
ATTENDANCE AT BOARD MEETINGS AND OTHER BOARD MEMBERSHIPS
     The following table sets forth the number of meetings held by the Board during the fiscal year ended December 31, 2007, and the attendance of each director at these meetings.

Director	Attendance
Dr. Francesco Bellini, O.C	11/11
Mr. John Bernbach	10/11
Dr. Colin Bier	10/11
Jean-Guy Desjardins	11/11
André Desmarais	11/11
Neil Flanzraich	9/11
Peter Kruyt	11/11
François Legault	11/11
Dr. Frederick H. Lowy(1)	8/11
John Molloy	11/11
Calin Rovinescu	10/11
Graeme K. Rutledge	11/11
Dr. Emil Skamene	11/11

NOTE: (1)	In accordance with the mandatory retirement policy of the Board, Dr. Frederick H. Lowy did not stand for re-election at the annual meeting of shareholders of the Corporation on May 8, 2007 and did not attend any meeting held by the Board after that date.
The following table identifies the directors of the Corporation who also act as directors for other reporting issuers.

Name	Name of issuer	Name of Exchange of Market
Dr. Francesco Bellini	Molson Coors Brewing Company	New York Stock Exchange (“NYSE”) and
	Adaltis Inc	Toronto Stock Exchange (“TSX”) TSX
	Stem Cell Therapeutics Corp.	TSX

John Bernbach	ELODA Corporation	TSX Venture

Colin Bier	Advitech Inc.	TSX Venture

Jean-Guy Desjardins	Mega Brands Inc.	TSX
	Gaz Metro Inc.	TSX
	Société de gérance des Fonds FMOQ Inc. (manager of the Fonds de placement FMOQ)	N/A

Name	Name of issuer	Name of Exchange of Market
André Desmarais	Power Corporation of Canada	TSX
	Power Financial Corporation	TSX
	The Great West Life Assurance Company	TSX
	Great West Lifeco Inc.	TSX
	IGM Financial Inc.	TSX
	Canada Life Financial Corporation	TSX
	Pargesa Holdings S.A.	TSX
	Citic Pacific Limited	Swiss Stock Exchange Hong Kong Stock Exchange (“HKSE”)

Peter Kruyt	Adaltis Inc.	TSX
	Great West Lifeco Inc.	TSX
	Citic Pacific Limited (as alternate director)	HKSE
	Canada Life Financial Corporation	TSX
	The Great West Life Assurance Company	TSX

Neil Flanzraich	Equity One	NYSE
	Rae Systems, Inc.	American Stock and Option
Exchange (“AMEX”)
	Continucare Corporation	AMEX
	Javelin Pharmaceuticals Inc	AMEX
	Chipotle Mexican Grill Inc.	NYSE

François Legault	Adaltis Inc.	TSX
	Thallion Pharmaceuticals Inc.	TSX
COMPENSATION OF DIRECTORS AND EXECUTIVES
     Compensation of Directors
     Directors are remunerated for services in that capacity with cash compensation and options to acquire Common Shares. Members of the Board are paid an annual fee of $12,000, an attendance fee of $1,000 per meeting and an annual grant of 5,000 options to acquire Common Shares. Additionally, directors who serve on committees of the Board are entitled to an annual fee of $2,000 ($3,000 for the chairman of the committee), an attendance fee of $750 per committee meeting and an annual grant of 1,000 options to acquire Common Shares. The Lead Director is also entitled to a grant of option of an additional 5,000 Common Shares. Upon joining the Board, a director is entitled to a one-time grant of 25,000 options to acquire Common Shares. Directors may elect to receive such cash compensation in the form of deferred share units. See “Equity Compensation Plans — Deferred Share Unit Plans”. All Directors standing for reelection for the Meeting have been granted 20,000 options each to acquire shares, effective on March 5, 2008, as an additional incentive to continue serving on the Board.

     Compensation of Executives
     Summary Compensation Table
     The following table provides a summary of compensation earned during the fiscal periods ended December 31, 2007, 2006 and 2005 by the current Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated current senior executives of the Corporation (collectively, the “Named Executive Officers”).

						Long-Term Compensation
		Annual Compensation				Awards	Payouts
						Securities
					Other	Under	Long-Term
					Annual	Options	Incentive Plan	All Other
Name and Principal	Fiscal	Salary	Bonus		Compensation	Granted	Payouts	Compensation
Position	Period	($)	($)		($)	(#)	($)	($)
Dr. Francesco Bellini,O.C	2007	See note(1)	See note(1)		See note(1)	See note(1)	Nil	See note(1)
Chairman, President, Chief	2006	See note(1)	See note(1)		See note(1)	See note(1)	Nil	See note(1)
Executive Officer and Director	2005	See note(1)	See note(1)		See note(1)	See note(1)	Nil	Nil

Mariano Rodriguez	2007	200,000	Nil	(2)	12,000	20,000	Nil	10,250
Vice President, Finance and	2006	175,100	33,000	(3)	12,000	25,000	Nil	9,005
Chief Financial Officer	2005	162,917 (4)	Nil		11,500	75,000	Nil	8,396

Dr. Shona McDiarmid	2007	310,600	Nil	(2)	12,000	20,000	Nil	76,460 (5)
Vice President, Intellectual	2006	298,700	50,000	(3)	12,000	20,000	Nil	14,935
Property	2005	283,494 (6)	Nil		11,750	100,000	Nil	43,500

Dr. Andreas Orfanos(7)	2007	306,200	Nil	(2)	12,000	10,000	Nil	15,310
Former Executive Vice	2006	291,747	48,000	(3)	12,000	20,000	Nil	14,587
President, Strategic	2005	283,250 (8)	25,996	(9)	12,000	Nil	Nil	14,163
Planning and Scientific Affairs

Dr. Denis Garceau	2007	300,500	Nil	(2)	12,000	Nil	Nil	15,275
Senior Vice President,	2006	291,747	47,000	(3)	12,000	20,000	Nil	14,837
Drug Development	2005	283,250	45,084	(9)	12,000	Nil	Nil	14,413
NOTES:

(1)	Dr. Bellini was appointed Chief Executive Officer of the Corporation on December 11, 2002. Dr. Bellini is compensated for acting as Chief Executive Officer of the Corporation through a management services agreement originally dated March 1, 2003, as amended and as renewed as of December 1, 2004, by and between Picchio International Inc. (“Picchio International”) and the Corporation (see “Interest of Informed Persons in Material Transactions and Management Contracts”).

(2)	While no bonuses were earned in respect of the fiscal period ended December 31, 2007, cash bonuses earned in respect of the fiscal period ended December 31, 2006, were paid in 2007 to the following Named Executive Officers: $25,200 to Mr. Mariano Rodriguez, $39,000 to Dr. Shona McDiarmid, $38,400 to Dr. Andreas Orfanos and $45,200 to Dr. Denis Garceau. Each Named Executive Officer also elected to receive a portion of his or her bonus as deferred share units. See “Compensation of Directors and Executives — Compensation of Executives — Long-Term Incentive Plan Awards in Most Recently Completed Financial Year” and “Equity Compensation Plans — Deferred Share Unit Plans”.

(3)	Bonus paid in the fiscal period ended December 31, 2006 but earned in respect of the fiscal period ended December 31, 2005.

(4)	Mr. Rodriguez’s employment with the Corporation began on December 10, 2004. Initially, Mr. Rodriguez’s annual salary was $170,000, but no salary was paid to him before January 17, 2005.

(5)	Includes $60,930 of special pension payment paid to Dr. McDiarmid as per her employment agreement, which was paid in 2008 in respect of the fiscal periods ended December 31, 2007 and 2006.

(6)	Dr. McDiarmid’s employment with the Corporation began on January 10, 2005. Initially, Dr. McDiarmid’s annual salary was $290,000.

(7)	Dr. Orfanos left the Corporation effective February 21, 2008.

(8)	Dr. Orfanos’ employment with the Corporation began on May 31, 2004. Initially, Dr. Orfanos’ annual salary was $283,250.

(9)	Bonus paid in the fiscal period ended December 31, 2005 but earned in respect of the fiscal period ended December 31, 2004.

Option Grants during Fiscal Year ended December 31, 2007
     The following table provides details as to the stock options granted to the Named Executive Officers to whom options were granted by the Corporation during the fiscal year ended December 31, 2007.

Market Value of
	Common	% of Total		Common Shares
	Shares	Options		Underlying
	Under	Granted to		Options on the
	Options	Employees	Exercise Price	Date of Grant
	Granted(1)	in Fiscal	($/Common	($/Common
Name	(#)	Year	Share)	Share)	Expiration Date
Dr. Francesco Bellini, O.C	Nil	Nil	N/A	N/A	N/A
Mr. Mariano Rodriguez	20,000	5,95%	$17.40	$17.40	March 5, 2017
Dr. Shona McDiarmid	20,000	5,95%	$17.40	$17.40	March 5, 2017
Dr. Andreas Orfanos	10,000	2,97%	$17.40	$17.40	March 5, 2017
Dr. Denis Garceau	Nil	Nil	N/A	N/A	N/A
NOTES:

(1)	An optionee may take up and pay for not more than 20% of the Common Shares covered by an option after the expiration of each one-year period in arrears from the date of grant; provided, however, that if the number of Common Shares taken up under an option after the expiration of each one-year period is less than 20% of the Common Shares covered by an option, the optionee shall have the right, on a cumulative basis, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares subject to the option that were purchasable, but not purchased by him, after the expiration of each such one-year period.
Aggregated Option Exercises During Most Recently Completed Fiscal Year and Fiscal Year-End Option Values
     The following table indicates, for each of the Named Executive Officers, the total number of unexercised share purchase options held at December 31, 2007, and the value of such unexercised options at that date.

Value of
			Options	In-The-Money
	Common		held as at	Options held as at
	Shares	Aggregate	December 31, 2007	December 31, 2007
	Acquired on	Value	Exercisable/	Exercisable/
	Exercise	Realized	Unexercisable	Unexercisable
Name	(#)	($)	(#)	($)(1)
Dr. Francesco Bellini, O.C	Nil	Nil	534,167/115,833	Nil/Nil
Mr. Mariano Rodriguez	Nil	Nil	35,000/85,000	Nil/Nil
Dr. Shona McDiarmid	Nil	Nil	44,000/96,000	Nil/Nil
Dr. Andreas Orfanos	Nil	Nil	70,667/59,333	Nil/Nil
Dr. Denis Garceau	19,500	664,755	136,500/16,000	Nil/Nil
NOTE:
(1)	The value of unexercised in-the-money options at financial year-end is the difference between the exercise price and the closing sale price of the Common Shares on the TSX on December 31, 2007. This gain has not been, and may never be, realized. The options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. The closing sale price of the Common Shares on the TSX, on December 31, 2007 was $2.20.

Long-Term Incentive Plan — Awards In Most Recently Completed Financial Year
     The following table indicates, for each of the Named Executive Officers, the number of deferred share units (“DSUs”) granted under the deferred share unit plan for employees in the fiscal year ended December 31, 2007, together with the details regarding the period until payout of the DSUs.

			Performance or
	Securities, Units		Other Period
	or Other Rights		Until
Name	(#)		Maturation or Payout
Dr. Francesco Bellini, O.C	Nil		N/A
Mr. Mariano Rodriguez	1,310.3	(1)	See note(2)
Dr. Shona McDiarmid	1,494.3	(1)	See note(2)
Dr. Andreas Orfanos	1,471.3	(1)	See note(2)
Dr. Denis Garceau	505.7	(1)	See note(2)
NOTES:

(1)	DSUs granted in the fiscal year ended December 31, 2007 but earned in respect of the fiscal year ended December 31, 2006. Each Named Executive Officer elected to receive a portion of his or her bonus as DSUs. See “Equity Compensation Plans — Deferred Share Unit Plans”.

(2)	DSUs vest immediately and are redeemed when a Named Executive Officer is no longer employed by the Corporation. See “Equity Compensation Plans — Deferred Share Unit Plans”.
EQUITY COMPENSATION PLANS
     Stock Option Plan
     The Corporation has a Plan under which it may grant, together with any Common Shares reserved for issuance under any other security-based compensation arrangement, up to 12.5% of the issued and outstanding Common Shares. As at March 11, 2008, the total number of Common Shares issued under the Plan and issuable under outstanding options granted under the Plan and the percentage of the Corporation’s issued and outstanding Common Shares represented by such shares, was as follows:

Common Shares issued	Common Shares issuable under outstanding
under the Plan	options
2,140,990 (4.4%)	5,260,233 (10.8%)
     As at March 11, 2008, 845,779 options were available for grants under the Plan.
     Pursuant to the Plan, options may be granted to directors, officers, key employees, consultants and members of the Scientific Advisory Board (if any) of the Corporation or any affiliate thereof, and the number of Common Shares subject to each option, the expiration date of each option, the extent to which each option is exercisable from time to time during its term and other terms and conditions relating to each such option shall be determined by the Compensation Committee and be subject to approval by the Board, provided, however, that if no specific determination is made by the Compensation Committee with respect to any of the foregoing matters, each option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:
(a)	the period during which an option shall be exercisable shall be 10 years from the date of the grant; and

(b)	the optionee may take up and pay for not more than 20% of the Common Shares covered by the option after the expiration of each one-year period in arrears from the date of the grant; provided, however, that if the number of Common Shares taken up under the option after the expiration of each one-year period is less than 20% of the Common Shares covered by the option, the optionee shall have the right, on a cumulative basis, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares subject to the option that were purchasable, but not purchased by such optionee, after the expiration of each such one-year period.
     The purchase price for Common Shares granted under options is determined by the Compensation Committee but shall not be less than the volume weighted average trading price for such Common Shares for the five days preceding the effective date of grant during which the Common Shares were traded on the TSX. In no event may the term of any option exceed 10 years from the date of the grant of the option. An option is personal to the optionee and is non assignable.
     The Plan provides for the following limitations on the number of Common Shares issuable thereunder:
(a)	the aggregate number of Common Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the number of Common Shares of the Corporation outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Corporation and its affiliates;

(b)	the aggregate number of Common Shares issuable (or, reserved for issuance) to insiders of the Corporation and its affiliates under the Plan and any other share compensation arrangement of the Corporation and its affiliates, cannot at any time exceed 10% of the issued and outstanding Common Shares; and

(c)	the aggregate number of Common Shares issued to insiders under the Plan and any other share compensation arrangement of the Corporation and its affiliates, within a one-year period, cannot exceed 10% of the issued and outstanding Common Shares.
     Subject to any express resolution passed by the Board or the Compensation Committee with respect to an option, an option, and all rights to purchase Common Shares pursuant thereto, shall expire and terminate immediately upon an optionee ceasing to be a director, full-time employee, consultant or member of the Scientific Advisory Board of the Corporation and its affiliates. For greater certainty, the optionee shall not lose any rights to any options granted pursuant to the Plan if he/she changes positions within the Corporation and its affiliates so long as he/she remains eligible. If before the expiry of an option, in accordance with the terms thereof, the employment of the optionee by the Corporation and its affiliates terminates for any reason whatsoever other than termination by the Corporation and its affiliates for cause, but including termination by reason of the death of the optionee, such option may, subject to the terms thereof and any other terms of the Plan, be exercised, if the optionee is deceased, by the legal personal representative(s) of the estate of the optionee during the first three months following the death of the optionee, or if he/she is alive, by the optionee, at any time within three months of the date of termination of the employment of the optionee (but in either case prior to the expiry of the option in accordance with the terms thereof), but only to the extent that the optionee was entitled to exercise such option at the date of the termination of his employment.
     Notwithstanding any vesting period determined by the Board in respect of any option granted to an optionee at any time, the Board may, upon written notice to all the optionees, provide that all or a portion of the then vested or unvested options held by such optionees will become exercisable in full as of a specified time prior to the consummation of an Acquisition Event (as defined below) and that all or a portion of the options (whether or not vested) will terminate immediately prior to the consummation of such Acquisition Event, except to the extent exercised by the optionees before the consummation of such Acquisition Event; provided, however, that in the event of an Acquisition Event under the terms of which holders of Common Shares will receive upon consummation thereof a cash payment for each Common Share surrendered pursuant to such Acquisition Event (the “Acquisition Price”), then the Board may instead provide in such notice that all or a portion of the outstanding vested or unvested (or both) options shall terminate upon consummation of such Acquisition Event and that each optionee shall receive, in exchange therefore, a cash payment equal to the amount (if any) by which (A) the Acquisition Price multiplied by the number of Common Shares subject to such outstanding options (whether or not then vested), exceeds (B) the aggregate exercise price of such options. For the purposes thereof, “Acquisition Event” shall mean any transaction or series of transactions after which a Person (or a related group of Persons) owns at least 50.1% of the Common Shares; and “Person” shall mean any individual, corporation or company, partnership, joint venture, syndicate, sole proprietorship, trust, trustee, executor, administrator or other legal representative or an unincorporated organization, government or governmental authority or entity.
     Notwithstanding anything contained to the contrary in the Plan, or in any resolution of the Board in the implementation thereof, the Board may, by resolution, and with the approval of the TSX, approve, at the election of optionees who cease to be directors of the Corporation upon application of the mandatory retirement policy adopted by the Board from time to time, either:
(a)	the acceleration of the date upon which any unvested option may vest, and therefore be exercisable by such optionees, subject always to the three-month period for exercise set forth in the Plan; or

(b)	notwithstanding the three-month period for exercise set forth in the Plan, the extension of the period for the exercise by such optionees of such options as are vested, and therefore are exercisable by such optionees, on the date at which such optionee has ceased to be a director of the Corporation from the three-month period for exercise set forth in the Plan to twelve months from the date at which any such optionee has ceased to be a director of the Corporation.
     The election referred to above shall be made in writing to the Corporation no later than the date upon which such optionees cease to be directors of the Corporation upon application of the mandatory retirement policy. The Board shall not, in the event of any such election, be under any obligation to accelerate the date, or extend the exercise period, in accordance with which any option may be exercised by any other optionee.
     The Plan provides that the Board may amend or discontinue the Plan at any time without notice or approval from the shareholders of the Corporation or any optionee, for any purpose whatsoever, including, without limitation for the purpose of:
(a)	amendments of a “housekeeping” nature, which include, without limitation, amendments to ensure continued compliance with applicable laws, regulations, rules or policies of any regulatory authority and amendments to remove any ambiguity or to correct or supplement any provision contained in the Plan which may be incorrect or incompatible with any other provision of the Plan;

(b)	a change to the vesting provisions of an option of the Plan;

(c)	a change to the termination provisions of an option or the Plan which does not entail an extension beyond the original expiration date; and

(d)	the addition of a cashless exercise feature payable in cash or securities which provides for a full deduction of the number of underlying Common Shares from the number of Common Shares reserved for issuance under the Plan;
provided, however, that no such amendment may increase the maximum number of Common Shares issuable pursuant to the Plan, change the manner of determining the minimum Option Price (as defined in the Plan), alter the alter the option exercise period following the expiration of the Blackout Period (as defined in the Plan) or, without the consent of the optionee, adversely alter or impair any option previously granted to an optionee under the Plan.
     The Plan also provides that (i) a reduction in the Option Price, (ii) an extension of the expiration date of an outstanding option, (iii) any amendment to the definition of “Eligible Person” under the Plan, or (iv) any amendment which would permit options to be transferable or assignable other than for normal estate settlement purposes, may not be made without the approval of the shareholders of the Corporation (excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment), provided that: (x) an adjustment to the Option Price pursuant to Article 9 of the Plan and (y) an extension of the expiry date pursuant to Section 5.6 of the Plan, in each case subject to any applicable regulatory requirements, shall not require approval of the shareholders of the Corporation.
     The Plan provides that if the term of an option of any eligible person under the Plan expires during or within 10 business days of the expiration of a Blackout Period (as defined in the Plan), then the term of the option or the unexercised portion thereof, shall be extended by 10 business days after the expiration of the Blackout Period.
     Deferred Share Unit Plans
     The Corporation has adopted effective January 1, 2007, a deferred share unit plan for directors and a deferred share unit plan for designated employees (the “DSU Plans”) pursuant to which members of the Board may, on an annual basis, elect to receive 100% of their Board retainer and/or meeting fees in the form of DSUs and designated employees may elect to receive all or any part of their annual bonus in the form of DSUs. The DSUs are redeemable once a Board member is no longer a member of the Board or a designated employee no longer employed by the Corporation, and vest immediately upon being granted to such persons. Upon redemption, the value of the DSUs credited to a Board member or designated employee will be based on the value of the Common Shares as at that date, as adjusted pursuant to the terms of the DSU Plans, and will be payable to such Board member or designated employee in a lump sum cash payment, subject to applicable withholding taxes.
APPROVAL OF UNALLOCATED OPTIONS UNDER THE PLAN
     As indicated above, the Plan provides, in lieu of a fixed number of Common Shares issuable pursuant to options granted under the Plan, that the maximum number of Common Shares issuable under the Plan together with any security-based compensation arrangement of the Corporation is equal to a fixed maximum percentage of 12.5% of the issued and outstanding Common Shares from time to time. The rules of the TSX provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which do not have a fixed number of maximum securities issuable be re-approved every three (3) years. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the resolution set forth in

Schedule A. Previously allocated options will continue, unaffected, whether or not this resolution is approved by shareholders. Previously granted options that are cancelled subsequent to the Meeting will not, however, be available for grants if this resolution is not approved by shareholders.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
     The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of Common Shares remaining for future issuance under the Plan. The number of Common Shares presented in this table includes the 220,000 Common Shares issuable to Dr. Francesco Bellini, O.C. of which 160,000 are subject to the achievement of certain performance targets, pursuant to an agreement dated December 1, 2004 between the Corporation and Dr. Bellini (the “Performance Target Agreement”).

Number of Common Shares
	Number of Common Shares		remaining available for
	to be issued upon exercise of	Weighted-average exercise	future issuance under equity
	outstanding options and	price of outstanding	compensation plans
	under the Performance	options,	(excluding securities
Plan Category	Target Agreement	($)	reflected in the first column)
Equity compensation plans approved by securityholders	5,480,233	8.13 (1)	845,779
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,480,233	8.13 (1)	845,779
NOTE:

(1)	The information presented in this column does not include the 220,000 Common Shares issuable to Dr. Bellini under the Performance Target Agreement.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
     No officers, directors, employees or former officers, directors and employees of the Corporation were indebted to the Corporation as at March 11, 2008.
DIRECTORS’ AND OFFICERS’ INSURANCE
     The Corporation provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit is US$20,000,000, the first US$500,000 of certain claims being deductible and payable by the Corporation. The premium is US$529,000 for a twelve-month term ending October 16, 2008. This premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.
TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL AND EMPLOYMENT AGREEMENTS
     In case of termination of the employment of each of the Named Executive Officers for reason other than for just cause or for good reason, and other than termination following a change of control of the Corporation, Drs. Shona McDiarmid, Andreas Orfanos and Denis Garceau and Mr. Mariano Rodriguez are entitled, under their employment agreements, to lump sum payments of $310,600, $306,200, $300,500 and $200,000, respectively. Dr. Andreas Orfanos, in connection with his departure effective February 21, 2008, will receive a lump sum of $306,200 plus benefits.
     In case of termination of the employment of each of the Named Executive Officers following a change of control of the Corporation, Drs. Shona McDiarmid, Andreas Orfanos, Denis Garceau and Mr. Mariano Rodriguez are entitled, under their employment agreements, to lump sum payments of $621,400, $612,400, $601,000 and $400,000, respectively. Following a change of control of the Corporation, if Drs. Shona McDiarmid, Andreas Orfanos, Denis Garceau and Mr. Mariano Rodriguez elect to remain in their function for at least six months following such change of control and, prior to the expiry of two years following such change of control, decide to leave the employment of the Corporation for any reason whatsoever, they are entitled, under their employment agreements, to lump sum payments of $310,600, $306,200, $300,500 and $200,000, respectively.
COMPOSITION OF THE COMPENSATION COMMITTEE
     The Compensation Committee of the Board currently consists of Mr. Calin Rovinescu (Chair), Mr. John Bernbach, Mr. Neil Flanzraich, and Dr. Emil Skamene.
REPORT ON EXECUTIVE COMPENSATION
     The Corporation’s current compensation policy for its executive officers, including the Named Executive Officers, emphasizes incentive-based compensation over base salary. Through the granting of options to purchase Common Shares, the executive officers of the Corporation, including the Named Executive Officers, are provided with incentive to (a) advance the drug development and nutraceutical programs of the Corporation towards commercialization and (b) enhance the market value of the Corporation’s Common Shares. In order to establish base salary and bonus compensation levels, the Corporation studies, among other things, the competitive market environment.
     More specifically, the compensation of the Corporation’s executive officers is based on the experience and expertise of each executive officer. Bonuses are granted in accordance with the individual performance of each executive officer of the Corporation which is evaluated in the context of the annual performance review process. When and if the Corporation generates revenues from the sale of its products, sales and profit contributions will factor into the determination of annual performance bonuses.
     The services of the Corporation’s Chief Executive Officer, Dr. Francesco Bellini, O.C., are provided under a Management Services Agreement (as defined herein) between the Corporation and Picchio International Inc. (“Picchio International”). See “Interest of Informed Persons in Material Transactions and Material Contracts — Management Services Agreement”. In accordance with its compensation policy for executive officers, the total compensation package for Dr. Bellini emphasizes incentive-based compensation over base salary, in that Dr. Bellini and the Corporation are party to a Performance Target Agreement under which the Corporation agreed to issue Common Shares to Dr. Bellini upon the achievement of certain performance targets. The issuance of the Common Shares to Dr. Bellini pursuant to the Performance Target Agreement is directly linked to the Corporation’s performance and the relative weight attributed to each milestone is indicated by the number of Common Shares issuable upon the achievement of each of them. See “Interest of Informed Persons in Material Transactions and Material Contracts — Performance Target Agreement”. Considering Dr. Bellini’s experience and expertise, the compensation paid to Picchio International falls within the top tier of compensation arrangements for Chief Executive Officers.

     The members of the Compensation Committee, whose names are set out above, have approved the issue of the foregoing report and its inclusion in this proxy circular.
PERFORMANCE GRAPH
     The outstanding Common Shares began trading at the opening of business on June 22, 2000, on the TSX (NRM).
     The following graph compares, as at the end of each year up to December 31, 2007, the cumulative total shareholder return on $100 invested in Common Shares on December 31, 2002, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming reinvestment of all dividends.
REPORT ON CORPORATE GOVERNANCE
     The CSA has adopted National Policy 58-201 — Corporate Governance Guidelines (the “Guidelines”) to provide guidance to Canadian reporting issuers regarding corporate governance. The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with shareholders and management. The CSA has also adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices requiring that disclosure be made by a listed corporation of its corporate governance practices. A complete description of the Corporation’s corporate governance practices, with specific references to each of the Guidelines, is attached hereto as Schedule B. The Nominating and Corporate Governance Committee, currently composed of Mr. Peter Kruyt (Chair), Mr. André Desmarais, Mr. John Molloy and Mr. François Legault, has reviewed the disclosure set out in Schedule B.
     The Nominating and Corporate Governance Committee continues to periodically review corporate governance proposals made by the CSA and NASDAQ. As new standards become effective, the Nominating and Corporate Governance Committee will review and amend, where necessary and appropriate, its corporate governance practices and the eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.
     The following is a description of the current committees of the Board:
     Committees of the Board
     Executive Committee
     The Corporation has established an Executive Committee, whose mandate includes assisting the Board in responding to matters, including (but not limited to) reviewing and approving matters on behalf of the Board, when (i) it is impractical to call a full Board meeting in a timely fashion, (ii) specific transactions or actions have previously been approved in principle by the full Board and subsequently require a specific resolution for formal approval, or (iii) management requires timely input from the Board on particular matters, whether of an operational or other nature.
     The Executive Committee has been delegated all powers of the Board in respect of the business and affairs of the Corporation, during the intervals between meetings of the Board, except for those powers which, under the laws governing the Corporation, or the by-laws of the Corporation, may not be exercised by such a committee, in all cases in which specific directions shall not previously have been given by the Board. In delegating to the Executive Committee authority to act between meetings of the Board, the Board recognizes the need for flexibility for the Executive Committee to act on matters where action may be necessary between Board meetings and the calling of a special Board meeting is not warranted. The current members of the Executive Committee are Dr. Francesco Bellini (Chair), Mr. Jean-Guy Desjardins, Mr. André Desmarais, Mr. Neil Flanzraich and Mr. Calin Rovinescu.
     Audit Committee
     The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors’ qualifications, independence and performance, and (iv) the performance of the Corporation’s internal audit function (if any). The current members of the Audit Committee are Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier, Mr. Jean-Guy Desjardins.
     Additional information regarding the Audit Committee can be found under the heading “Audit Committee” in the Corporation’s Annual Information Form for the year ended December 31, 2007 (the “Annual Information Form”).
     Compensation Committee
     The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation’s employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans and overseeing succession planning. The Compensation Committee is also responsible for reviewing an annual report on executive compensation for purposes of disclosure to shareholders. That report can be found above under the heading “Report on Executive Compensation”. The current members of the

Compensation Committee are Mr. Calin Rovinescu (Chair), Mr. John Bernbach, Mr. Neil Flanzraich and Dr. Emil Skamene.
     Nominating and Corporate Governance Committee
     The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation’s system of corporate governance, before such disclosure is submitted to the Board for its approval. The Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation’s corporate governance mandates, charters, policies and procedures, including its Code of Ethics which governs the conduct of the Corporation’s directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Peter Kruyt (Chair), Mr. André Desmarais, Mr. John Molloy and Mr. François Legault.
     Communications, Insider Trading, Confidential Information and Disclosure Policies
     The Board is committed to an effective communications policy with all stakeholders including shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Corporation is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Corporation of a Disclosure and Trading Policy.
     The Audit Committee or the Board reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, the annual report, proxy materials and Annual Information Form are reviewed by members of the Corporation’s Disclosure Committee and, where appropriate, the Board and, where required, these documents are also approved by the Board.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS
     Management Services Agreement
     On March 1, 2003, the Corporation entered into a management services agreement (the “Management Services Agreement”) with Picchio International Inc. (“Picchio International”) into which Picchio Pharma intervened (Picchio Pharma and Picchio International are sometimes referred to collectively in this management proxy circular as the “Picchio Group”). All of the shares of Picchio International are owned by Dr. Francesco Bellini and his spouse. The Management Services Agreement was amended as of the 30th day of October, 2003 to permit the grant of performance based fees at the discretion of the Board. The Management Services Agreement has been renewed for one year and currently runs until November 30, 2008.
     The Management Services Agreement provides that Picchio International shall provide to the Corporation the services of Dr. Francesco Bellini as Chief Executive Officer of the Corporation and

provide the services of other members of the Picchio Group. Under the agreement, the Picchio Group is currently providing, and will continue to provide, on-going regular consulting, advisory and administrative services, including consulting on research and development activities, clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and investor relations.
     In consideration of the services rendered under the Management Services Agreement, Picchio International receives a monthly fee of $208,114 (the monthly fee as at January 1, 2008). The Management Services Agreement provides that this fee shall be adjusted on a yearly basis, with the approval of the Compensation Committee, to take increases in the consumer price index for Montreal into account. However, by the agreement of the parties to the Management Services Agreement, the increase effective January 1, 2008, was waived and so the monthly fee for 2008 is the same as the monthly fee as at January 2007. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and the Picchio Group relating to the services provided pursuant to such agreement. During the fiscal periods ended December 31, 2007, 2006, and 2005, Picchio International received aggregate amounts of $2,497,364, $2,453,688, $2,400,000 respectively, under the Management Services Agreement. The Management Services Agreement also provides for the payment, from time to time, to Picchio International of a discretionary amount as a performance based fee for services rendered. The amount of such performance based fee, if any, will be determined by the Board at its sole discretion. Each party has the right to terminate the Management Services Agreement at any time upon sending a written prior notice of 180 days. The Management Services Agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date. On February 20, 2008, the Board approved the grant of 850,000 options to Picchio International effective March 5, 2008, in accordance with the Corporation’s policies on option grants.
     The Management Services Agreement provides that the Picchio Group shall not, without the Corporation’s written consent, during the term of such agreement and for the 24 months following the termination of the Management Services Agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of such agreement, carry on anywhere in the world. The Picchio Group also agreed not to hire any of the Corporation’s employees during the term of the Management Services Agreement and for the twelve months following its expiration.
     Performance Target Agreement
     Pursuant to the Performance Target Agreement, the Corporation agreed to issue up to 220,000 Common Shares to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. In particular, the Corporation agreed to issue 60,000 Common Shares to Dr. Bellini upon execution of the Performance Target Agreement, 55,000 Common Shares upon the execution of a collaboration agreement in respect of tramiprosate (ALZHEMED™) and/or its back-up and/or next generator molecules, 55,000 Common Shares upon the execution of a collaboration agreement in respect of eprodisate (KIACTA™, formerly known as FIBRILLEX™), 25,000 Common Shares upon the completion of a third-party equity and/or debt financing and 25,000 Common Shares upon the restructuring of the Corporation’s management structure, including formalizing a succession plan. The issuance of the shares pursuant to the Performance Target Agreement was approved by the shareholders of the Corporation and regulators in 2005 and provides that the Corporation may, at its option, purchase Common Shares in the open market to satisfy its obligations under the Performance Target Agreement. Dr. Bellini has met the performance target in respect of the eprodisate (KIACTA™) transaction and in respect of the financing.

     If Dr. Bellini ceases to be an officer and director of the Corporation and no longer provides management services to the Corporation, directly or through a formal agreement such as the Management Services Agreement described herein, for any reason other than termination without cause or death or incapacity, all rights granted under the Performance Target Agreement shall be immediately forfeited as of the first date on which Dr. Bellini is no longer an officer, director or management service provider and Dr. Bellini shall not be entitled to receive any Common Shares pursuant to the Performance Target Agreement. In the event of the death or incapacity of Dr. Bellini or termination of such management services without cause, Dr. Bellini or his heirs or other legal representatives, as the case may be, shall be entitled to receive, within 90 days of the death, determination of incapacity or termination, the Common Shares which are issuable or deliverable, as the case may be, by the Corporation upon the execution of the Performance Target Agreement and in respect of which the relevant performance target has been achieved.
     All rights, and the payment obligations relating thereto, are for the benefit of Dr. Bellini or, in the event of his death, his heirs or other legal representatives. Dr. Bellini shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, any such rights and they shall not be subject to execution, attachment or similar process.
     Lease with a Related Party
     In April 2005, the Corporation entered into a lease agreement with a company in which Picchio Pharma has an equity interest. The lease is for a three-year period ending April 2008, with a gross rent of approximately $960,000 per year. During 2007, the term of the lease agreement was extended to April 2011, with a gross rent of approximately $968,000 per year. In connection with the sale-leaseback transaction of November 2005 for its Laval facilities, the Corporation provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the original three-year period referred to above.
NAME OF THE CORPORATION
     On February 20, 2008, the Board adopted a resolution authorizing the Corporation to file articles of amendment to change its name from “Neurochem Inc.” to “BELLUS Health Inc.”. Shareholders are asked to consider and, if deemed advisable, to adopt the special resolution to this effect in the form attached as Schedule D. Such special resolution requires the approval of two thirds of the votes cast by the holders of Common Shares, present or represented by proxy, and entitled to vote at the Meeting.
     The Board recommends that shareholders vote in favour of the adoption of the special resolution ratifying and confirming the change in its name from “Neurochem Inc.” to “BELLUS Health Inc.”. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the adoption of the special resolution approving the change in the Corporation’s name from “Neurochem Inc.” to “BELLUS Health Inc.” unless otherwise directed by the shareholders appointing them. If the special resolution approving the change in the Corporation’s name from “Neurochem Inc.” to “BELLUS Health Inc.” is not adopted by special resolution of the shareholders, such amendment will not become effective.
     Notwithstanding that the resolution approving the change in the Corporation’s name from “Neurochem Inc.” to “BELLUS Health Inc.” is duly passed by the shareholders of the Corporation, the Board may, in its discretion, decide not to implement the change in the Corporation’s name from “Neurochem Inc.” to “BELLUS Health Inc.” and therefore not to file the articles of amendment in connection therewith.

AUDITORS OF THE CORPORATION
     KPMG llp, Chartered Accountants, have been the auditors of the Corporation since September 1995. The Board recommends that shareholders vote for the appointment of KPMG llp, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix the auditors’ remuneration. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the reappointment of KPMG llp, Chartered Accountants, as auditors of the Corporation for the term expiring with the next annual meeting of shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the shareholders appointing them.
2008 SHAREHOLDER PROPOSALS
     Shareholder proposals must be submitted no later than December 13, 2008 to be considered for inclusion in the Management Proxy Circular for the purposes of the Corporation’s 2009 annual meeting of shareholders.
ADDITIONAL INFORMATION
     Financial information is provided in the Corporation’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Corporation are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
APPROVAL BY DIRECTORS
     The contents of this proxy circular and the sending thereof have been approved by resolution of the Board.
     DATED at Laval, Quebec, Canada, March 12, 2008.

David Skinner

Corporate Secretary

SCHEDULE A
RESOLUTION RELATED TO THE AMENDED AND RESTATED STOCK OPTION PLAN
WHEREAS the Board of Directors of the Corporation amended the amended and restated stock option plan of the Corporation on March 14, 2005 to provide that the maximum number of Common Shares issuable thereunder would be fixed at 12.5% of the Common Shares issued and outstanding and that the amended and restated stock option plan (the “Plan”) has since been further amended and restated.
WHEREAS the shareholders of the Corporation approved on May 12, 2005, the amendments to the Plan, by a majority of votes cast, on May 12, 2005;
WHEREAS the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which do not have a fixed number of maximum securities issuable be re-approved every three (3) years;
NOW THEREFORE BE IT RESOLVED THAT:
1.	all unallocated options under the Plan be and are hereby approved;

2.	the Corporation have the ability to continue granting options under the Plan until April 15, 2011; and

3.	any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.

SCHEDULE B
CORPORATE GOVERNANCE PRACTICES
This Schedule provides a detailed comparison of the Corporation’s governance practices with the Guidelines. All capitalized terms used but not defined in this Schedule shall have the meanings ascribed thereto in the Circular.

Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
A. Directors

1. The board should have a majority of independent directors.	The Board currently consists of a majority of independent directors as, of the twelve directors currently serving on the Board, nine are considered independent, namely Dr. Colin Bier, Mr. John Bernbach, Mr. Jean-Guy Desjardins, Mr. André Desmarais, Mr. Neil Flanzraich, Mr. Peter Kruyt, Mr. Calin Rovinescu, Mr. Graeme K. Rutledge and Dr. Emil Skamene. Dr. Francesco Bellini, O.C., Mr. François Legault and Mr. John Molloy are not independent directors.

Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each meeting of shareholders occurring following the date thereof. Picchio Pharma’s right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Legault are the current nominees of Picchio Pharma.

Dr. Francesco Bellini, O.C., Chairman, President and Chief Executive Officer (the “CEO”) of the Corporation, is not an independent director as he is a member of the management of the Corporation. Mr. François Legault is not an independent director, as (i) Dr. Bellini sits on the compensation committee of ViroChem Pharma Inc. and (ii) he is the Chief Operating Officer of ViroChem Pharma Inc., a corporation which leases premises from the Corporation as described on pages 18, 19 and 20 of this circular and of which Dr. Bellini is Chairman of the Board of Directors. Mr. John Molloy is also not an independent director, as he is President and Chief Executive Officer of Parteq, the technology transfer

Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
entity at Queen’s University, Kingston, Ontario. Parteq and Queen’s University have entered into assignment agreements with Neurochem (International) Limited, a wholly-owned subsidiary of the Corporation, in relation to certain intellectual property in consideration for an upfront payment, annual technology payments, deferred milestone payments and deferred graduated payments based on revenues to be generated from net sales of commercial products.

A record of attendance of each director at Board meetings held since the beginning of the Corporation’s most recently completed financial year is included on page 6 of this proxy circular.

2. If a director is presently a director of any other reporting issuer, identify both the director and the other issuer.	A table identifying which directors are also directors of other reporting issuers is included on pages 6 and 7 of this proxy circular.

3. The Chair of the board should be an independent director.	The Chairman of the Board, Dr. Francesco Bellini, O.C., is not an independent director. Given its current state of development and the controls in place, the Board is of the opinion that it is in the best interests of the Corporation and its shareholders to have Dr. Francesco Bellini, O.C., continue to act as Chairman, President and CEO of the Corporation.

Mr. Neil Flanzraich has been appointed lead director of the Corporation, to provide leadership to the other independent directors. Mr. Flanzraich leads sessions attended only by the independent directors, is a member of the Compensation and Executive Committees and serves as a liaison among the independent directors and those who are not independent.

4. The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	The independent directors hold meetings at which non-independent directors and members of management are not in attendance just before or just after almost all, if not all, regularly scheduled meetings of the Board.

B. Mandate of the Board of Directors

5. The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.	The Board has explicitly assumed responsibility for the stewardship of the Corporation in a formal Mandate of the Board of Directors, which was revised in February 2007. This Mandate is regularly reviewed and is attached herewith as Schedule C.

C. Position Descriptions

6. The board should develop clear position	The Board of Directors has adopted Terms of

Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
descriptions for the Chair of the board and the Chair of each board committee. In addition, the board should develop a clear position description for the president and CEO. The board should also develop or approve the goals and objectives that the president and CEO must meet.
Reference for the lead director, for the Chair of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, as well as for the CEO. The Mandate of the Board of Directors, along with the charters of the committees, set forth the roles and responsibilities of the Board of Directors and its committees and guide the Chairman of the Board and the Chairs of each committee in discharging their own responsibilities. The Board of Directors also periodically discusses with the CEO his role and responsibilities, as well as his goals and objectives.

D. Orientation and Continuing Education

7. The board should ensure that all new directors receive a comprehensive orientation. All new directors should understand the nature and operation of the issuer’s business.	The Nominating and Corporate Governance Committee has the mandate, explicitly documented in its Charter, to consider the appropriateness of implementing, from time to time and as appropriate, orientation and continuing education for directors.

The board should provide continuing education opportunities for all directors.	Directors receive comprehensive packages prior to each Board and committee meetings, and are regularly briefed by management on the business and activities of the Corporation.

E. Ethical Business Conduct

8. The board should adopt a written code of business conduct and ethics. The code should be applicable to directors, officers and employees of the issuer.	The Corporation has adopted a written code of ethics. This code is available through EDGAR at www.sec.gov and SEDAR at www.sedar.com. All directors, officers and employees of the Corporation are provided with a copy of the code of ethics.

9. The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer’s directors or executive officers should be granted by the board (or a board committee) only.
The Nominating and Corporate Governance Committee monitors compliance with the Corporation’s code of ethics. The Board has not granted any waiver from the code of ethics in favour of any director or executive officer of the Corporation in the fiscal year ended December 31, 2007.

10. The board must ensure that directors exercise independent judgment in considering transactions and agreements in which a director or executive officer has a material interest.	The code of ethics of the Corporation provides that each director, officer or employee, including in particular senior financial officers, (collectively the “Employees”) of the Corporation and its subsidiaries must avoid any conflict, or perception of conflict, between his or her personal interests and the interests of the Corporation in transacting the Corporation’s business. All actions and decisions by Employees in the performance of work must be based on impartial and objective assessments of the Corporation’s interests in the situation, totally without regard to any gifts, favours, or similar benefits from outside parties that could affect (or be seen by others to possibly

Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
affect) their judgment. Any gift, loan to or guarantee of obligation of, or benefit of any kind that has a value in excess of $400 must be approved by the Chief Financial Officer or, in his absence, the General Counsel of the Corporation.

The code of ethics also provides that no Employee shall have any financial interest or position with any entity that transacts business with or competes with the Corporation other than the ownership of a minor percentage of shares in a public company without immediately disclosing these interests and obtaining the approval of the Chief Financial Officer or, in the case of directors or officers, the Board.

11. The board must take steps to encourage and promote a culture of ethical business conduct.	The Board is committed to encouraging and promoting a culture of ethical business conduct and integrity throughout the Corporation. In order to achieve this objective, and in addition to the implementation, monitoring and enforcement of the Corporation’s code of ethics, the Board has adopted a complaints procedure for accounting, auditing and scientific matters, to ensure that an anonymous complaints procedure is in place and that there will be no retaliation against employees who have complaints in these respects.

F. Nomination of Directors

12. The board should appoint a nominating committee composed entirely of independent directors.	The Nominating and Corporate Governance Committee is responsible for identifying nominees to the Board for election as directors. The Nominating and Corporate Governance Committee is composed of a majority of independent directors.

13. The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.
The Board has adopted a charter of the Nominating and Corporate Governance Committee which clearly establishes the Nominating and Corporate Governance Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also provides authority to the Nominating and Governance Committee to engage an outside advisor, if necessary.

14. Prior to nominating or appointing individuals as directors, the board should adopt a process involving the following steps: consider what competencies and skills the board, as a whole, should possess and assess what competencies and skills each existing director possesses.
The Board is composed of directors with a variety of backgrounds, skills and experience. The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board individuals qualified to become board members.

From time to time and as appropriate, the Nominating and Corporate Governance Committee reviews the

Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
credentials of nominees to the Board, and assesses the existing strengths of the Board as well as the changing needs of the Corporation, to determine which individuals possess the competencies and skills it should seek in new Board members to add value to the Corporation.

15. The board should also consider the appropriate size of the board, with a view to facilitating effective decision-making by the board.	The Board presently consists of twelve directors with a variety of backgrounds. Its size and composition are subject to periodic review of the Nominating and Corporate Governance Committee. After the Meeting, the Board will consist of twelve directors and the Board is of the opinion that it will be most effective as then composed.

16. The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.
The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board new candidates for election and for filing of director vacancies.

17. In making its recommendations, the nominating committee should consider the competencies and skills that the board considers to be necessary for the board, as a whole, to possess and those that the board considers each existing director and new nominee to possess.
As described above, the Nominating and Corporate Governance Committee ensures that the composition of the Board is such that the required competencies and skills are represented on the Board and that the nominees make up a competent team which can carry out the Mandate of the Board and add value to the Corporation.

G. Compensation

18. The board should appoint a compensation committee composed entirely of independent directors.	The Compensation Committee is responsible for assisting the Board in discharging its oversight responsibilities relating to human resources and executive compensation. The Compensation Committee is composed entirely of independent directors.

19. The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.
The Board has adopted a charter of the Compensation Committee which clearly establishes the Compensation Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also provides authority to the Compensation Committee to engage an outside advisor, if necessary, with the approval of the Nominating and Corporate Governance Committee.

20. The compensation committee should be responsible for: reviewing and approving corporate goals and objectives relevant to	The Compensation Committee is responsible for reviewing and recommending to the Board the levels of compensation of the CEO and the officers

Governance Disclosure Guideline
under NI 58-101	The Corporation’s Governance Procedures
CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO’s compensation level based on this evaluation; making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans and reviewing executive compensation disclosure before the issuer publicly discloses this information.
reporting to the CEO, as well as reviewing the objectives of the CEO and assessing his performance in respect of such assessment. The Compensation Committee is also responsible for reviewing the adequacy and forms of compensation, director compensation and the review of the executive compensation disclosure of the issuer.

21. If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Towers Perrin were retained by the Corporation to provide the Compensation Committee with a market compensation study for the CEO.

H. Other Board Committees

22. Identify the standing committees of the board other than the audit, nominating and compensation committees, and describe their function.	The Corporation has no other committees than the Executive Committee, the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee described in detail at pages 16, 17 and 18 of this proxy circular.

I. Assessments

23. The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution.	The Nominating and Corporate Governance Committee has the mandate, explicitly documented in its charter, to implement a process for assessing the effectiveness of the Board, its committees and individual directors.

Directors aim to conduct an annual evaluation of the performance and effectiveness of the Board as a whole, in light of its Mandate. This evaluation is performed through peer review, a self-evaluation and discussions amongst the directors.

SCHEDULE C
BOARD OF DIRECTORS MANDATE
1.	MANDATE

1.1	In adopting this mandate,
(a)	the board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (the “CBCA”) is to manage, or supervise the management of, the business and affairs of Neurochem Inc. (the “Corporation”) and that this mandate includes responsibility for stewardship of the Corporation; and

(b)	the board explicitly assumes responsibility for the stewardship of the Corporation, as contemplated by the corporate governance guidelines adopted by the Canadian securities regulatory authorities (the “Canadian Guidelines”).
2.	BOARD MEMBERSHIP
2.1 Number of Members — The board shall consist of such number of directors as the board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in the Corporation’s articles.
2.2	Independence of Members —
(a)	At least three of the directors shall not be officers or employees of the Corporation or any of its affiliates.

(b)	At least one-quarter of the directors shall be resident Canadians.

(c)	A majority of the directors shall be independent as defined under both the Canadian Guidelines and the Nasdaq listing requirements.
2.3 Election and Appointment of Directors — Directors shall be elected by the shareholders at each annual meeting of shareholders, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.
2.4 Vacancy — The board may appoint a member to fill a vacancy, which occurs in the board between annual elections of directors to the extent permitted by the CBCA.
2.5 Removal of Members — Any director may be removed from office by an ordinary resolution of the shareholders at a special meeting of shareholders.
2.6 Additional Directors — In addition to filling vacancies on the board, the directors may at any time, without exceeding the number of directors provided by the articles of the Corporation, appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the previous annual meetings of shareholders.

3.	BOARD CHAIR
3.1 Chairperson of the Board — The chairperson of the board shall, to the extent practicable, be independent within the meaning of the Canadian Guidelines. Where this is not appropriate, the board shall appoint an independent director within the meaning of the Canadian Guidelines to act as “lead director”.
3.2 Chairperson of Meetings — The chairperson of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairperson of the board, chairperson of the executive committee of the board (if such a committee is constituted) or lead director. If no such officer is present, the directors present shall choose one of their number to be chairperson.
4.	MEETINGS OF THE BOARD
4.1 Quorum — Unless otherwise fixed by resolution of the directors, a quorum of the board shall be a majority of its members.
4.2 Secretary — The secretary of the board shall be designated from time to time in accordance with the by-laws of the Corporation.
4.3 Time and Place of Meetings — Meetings of the board shall be held from time to time and at such place as the board, the lead director, the chairperson of the board, the chairperson of the executive committee of the board (if such a committee is constituted) or any two directors may determine.
4.4 Right to Vote — Each member of the board shall have the right to vote on matters that come before the board unless precluded by the CBCA.
4.5 Invitees — The board may invite officers and employees of the Corporation or any other person to attend meetings of the board to assist in the discussion and examination of the matters under consideration by the board.
4.6 Meeting of Independent Directors — The independent directors must hold regularly scheduled meetings at which only independent directors are present.
4.7 Attendance and Preparedness — Directors are expected to attend regularly scheduled meetings of the board and of the shareholders and to have prepared for the meetings by, at a minimum, reviewing in advance of the meeting the materials delivered in connection with the meeting. The attendance record of individual directors at meetings of the board will be disclosed in the Corporation’s proxy circular as required by applicable law.
5.	OUTSIDE ADVISORS
5.1 Retaining and Compensating Advisors — Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Nominating and Corporate Governance Committee.

6.	REMUNERATION OF BOARD MEMBERS
6.1 Members of the board shall receive such remuneration for their service on the board and its committees as the board may determine from time to time.
7.	DUTIES AND RESPONSIBILITIES OF THE BOARD
7.1 Specific Aspects of Stewardship Function — In adopting this mandate, the board hereby explicitly assumes responsibility for the matters set out below:
(a)	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopting of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business;

(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

(d)	succession planning, including appointing, training and monitoring senior management;

(e)	adopting a communication policy for the Corporation; and

(f)	the Corporation’s internal control and management information systems.
7.2 Corporate Governance Matters — The board shall adopt and maintain corporate governance principles and guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate.
7.3	Nomination and Appointment of Directors —
1.1	The board shall nominate individuals for election as directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

1.2	The board may fill such vacancies on the board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

1.3	The board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the board.

1.4	In selecting candidates for appointment or nomination as directors, the board shall:
(i)	consider what competencies and skills the board, as a whole, should possess; and

(ii)	assess what competencies and skills each existing director possesses.

7.4 Significant Decisions — The board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.
7.5 Information Flow from Management — The board shall require management to keep it aware of the Corporation’s performance and events affecting the Corporation’s business, including opportunities in the marketplace and adverse or positive developments.
7.6 Position Descriptions — The board shall develop clear position descriptions for the chairperson of the board, the lead director and the chair of each board committee. In addition, the board, together with the CEO, shall develop a clear position description for the CEO.
7.7 Corporate Objectives — The board shall approve specific financial and business goals and objectives, which will be used as a basis for measuring the performance of the CEO.
7.8	Delegation to Committees —
(a)	The board shall establish and maintain the following committees of the board, each having charters that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate:
(i)	Audit Committee;

(ii)	Compensation Committee; and

(iii)	Nominating and Corporate Governance Committee.
(b)	Subject to the Corporation’s articles and by-laws, the board may appoint any other committee of directors and delegate to such committee any of the powers of the board, except to the extent that such delegation is prohibited under the CBCA.

(c)	The board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

(d)	The board will review the charters and the composition of each of its committees on a regular basis and will revise those charters or amend the composition of its committees as it considers appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.
7.9 Delegation to Management — Subject to the Corporation’s articles and by-laws, the board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.
7.10 Residual Authority — The board retains responsibility for any matter that has not been delegated to management or to a committee of the directors.

7.11 Financial Statements — The board shall review and, if appropriate, approve the Corporation’s annual financial statements after the Audit Committee has reviewed and made a recommendation on those statements to the board.
7.12	Compensation Matters —
(a)	Executive Compensation Policy — The board shall review the executive compensation policy submitted to it by the Compensation Committee.

(b)	Compensation and Benefits — The board shall review and approve, as appropriate:
(i)	the overall structure of the Corporation’s total compensation strategy, including the elements of the Corporation’s annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

(ii)	the CEO’s total compensation in light of the performance assessment by the Compensation Committee;

(iii)	the individual elements of total compensation for the executives named in the annual proxy statement and the total compensation of such other members of senior management not named in the annual proxy statement;

(iv)	the total compensation for the members of the board, in light of director compensation guidelines and principles established by the Compensation Committee;
and shall require the Compensation Committee to make recommendations to it with respect to such matters.
(c)	Organizational Responsibilities — The board shall review and approve as appropriate:
(i)	appointments for all mission critical positions (as such positions are defined by the Compensation Committee from time to time) and compensation packages for such appointments;

(ii)	executive compensation disclosure that is required to be publicly disclosed by the Corporation;
and shall require the Compensation Committee to make recommendations to it with respect to such matters.
(d)	Pension Plan Matters — The board shall receive and review reports from management and from the Compensation Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.
7.13	Code of Ethics —
(a)	The board shall adopt a written code of business conduct and ethics (the “Code”) recommended to it by the Nominating and Corporate Governance Committee and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate.

(b)	The board shall be responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of directors or executive officers of the Corporation shall be granted by the board (or a committee of the board) only.
7.14 Communication Policy — The Board shall periodically review the Corporation’s overall communications policy, including measures for receiving feedback from stakeholders.
8.	REGULAR BOARD ASSESSMENTS
8.1 Establish Process — The board shall establish a process to be carried out by the Nominating and Corporate Governance Committee for regularly assessing the effectiveness and contribution of the board, its committees and each individual director.
8.2 Amendments to Mandate — The board will review and reassess the adequacy of its mandate on a regular basis.
9.	ORIENTATION AND CONTINUING EDUCATION
9.1 The board shall ensure that all new directors receive a comprehensive orientation.
9.2 The board shall provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.
10.	INTERPRETATION
10.1 The provisions of this mandate shall at all times be subject to the provisions of the CBCA, the articles and the by-laws of the Corporation.
* * *
This mandate is intended as a component of the flexible governance framework within which the board, assisted by its committees, directs the affairs of the Corporation. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Corporation’s articles and by-laws, it is not intended to establish any legally binding obligations. The Directors have the right to derogate from the provisions of this mandate where the circumstances warrant it, to the extent permitted by applicable laws, regulations and listing requirements and the Corporation’s articles and by-laws.

SCHEDULE D
RESOLVED:
THAT Item 1 of the articles of incorporation be and is hereby deleted and replaced by the following:
3-	Name of the Corporation

BELLUS Health Inc.
THAT the draft articles of amendment available for review by the shareholders at the Meeting be and they are hereby approved;
THAT any one director or officer of the Corporation be and is hereby authorized to sign the articles of amendment and to do all things and sign any and all documents as may be necessary in order to give full force and effect to the foregoing; and
THAT the directors of the Corporation be and they are hereby authorized to revoke these resolutions before they acted upon without further approval of the shareholders.

NEUROCHEM INC.
Security Class
Holder Account Number
Form of Proxy — Annual and Special Meeting to be held on April 15, 2008
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 5:00 p.m., Eastern Daylight Time, on April 11, 2008.

Appointment of Proxyholder
I/We being holder(s) of Neurochem Inc. hereby appoint: Dr. Francesco Bellini or, failing this person, Mr. Mariano Rodriguez.

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Neurochem Inc. to be held at the Montreal Museum of Fine Arts, 1379 Sherbrooke Street West (Michal and Renata Hornstein Pavillon), Montreal, Quebec H3G 1J5, Canada, on April 15, 2008 at 10:00 a.m. and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Election of Directors
The election as directors of those persons set forth in the accompanying proxy circular as being Management’s nominees.

For
☐
Withhold
☐

Vote FOR or WITHHOLD for all nominees proposed by Management.

2. Appointment of Auditors
Appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the Audit Committee to fix their remuneration.
For
☐
Withhold
☐

3. Resolution approving the unallocated options
The ratification and confirmation of the resolution of the Corporation’s Board of Directors approving the unallocated options under the Amended and Restated Stock Option Plan, the whole as more completely set forth in the accompanying proxy circular.
For
☐
Withhold
☐

4. Change in the Corporation’s name
The adoption of the resolution approving the change in the Corporation’s name from “Neurochem Inc.” to “BELLUS Health Inc.”, the whole as more completely set forth in the accompanying proxy circular.
For
☐
Withhold
☐

Authorized Signature(s) — This section must be completed for your instruction to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Signature(s)

Date

MM/DD/YY

Interim Financial Statements
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

 ☐
Annual Report
Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.
 ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

036868	AR2	NRMQ